

Modern Times Drinks, Inc.
(Formerly Modern Times, LLC)

Financial Report
December 31, 2017

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

RSM

Contents



RSM US LLP

Independent Auditor's Report

To the Board of Directors
Modern Times Drinks, Inc.
San Diego, California

Report on the Financial Statements

We have audited the accompanying financial statements of Modern Times Drinks, Inc. (formerly Modern Times, LLC) (the Company), which comprise the balance sheets as of December 31, 2017 and 2016, the related statements of operations, changes in stockholders' (deficit)/members' equity, and cash flows for the year ended December 31, 2017, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP); this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Modern Times Drinks, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with U.S. GAAP.

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Report on the 2016 Financial Statements
The statements of income, members' equity and cash flows of the Company for the year ended December 31, 2016, were reviewed by us and our report thereon, dated March 29, 2017, stated that, based on our procedures, we were not aware of any material modifications that should be made to those financial statements for them to be in conformity with U.S. GAAP. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we did not express such an opinion.

RSM US LLP

San Diego, California
May 8, 2018

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Balance Sheets (Audited)
December 31, 2017 and 2016

	2017	2016
Assets		
Current assets:		
Cash and cash equivalents	$ 701,879	$ 2,167,017
Accounts receivable	1,268,375	1,014,866
Inventory (Note 1)	2,622,679	1,284,903
Prepaid expenses and other current assets	815,498	622,205
Total current assets	5,408,431	5,088,991
Property and equipment, net (Note 1)	7,803,270	4,627,462
Deposits	207,256	149,889
Total assets	$ 13,418,957	$ 9,866,342
Liabilities and Stockholders' (Deficit)/Members' Equity		
Current liabilities:		
Accounts payable	$ 1,486,195	$ 897,495
Accrued expenses and other current liabilities (Note 1)	929,696	529,013
Deferred revenue	354,848	229,964
Current portion of notes payable, net (Note 3)	555,220	722,822
Current portion of related-party subordinated notes payable (Note 4)	836,802	-
Current portion of capital leases (Note 9)	89,823	42,000
Total current liabilities	4,252,584	2,421,294
Line of credit (Note 2)	1,000,000	-
Notes payable, less current portion, net (Note 3)	7,475,290	2,099,761
Related-party subordinated notes payable, less current portion (Note 4)	8,948,648	-
Capital leases, less current portion (Note 9)	268,771	127,123
Deferred taxes, net (Note 6)	108,066	-
Deferred rent	192,854	54,667
Total liabilities	22,246,213	4,702,845
Commitments and contingencies (Notes 7, 8, 9 and 10)		
Stockholders' (deficit)/members' equity:		
Common stock, $0 par value; 3,000,000 shares authorized;		
1,047,640 shares issued and 1,000,020 outstanding	7,299,211	-
Accumulated deficit	(6,975,742)	-
Members' equity	-	5,163,497
Unearned employee stock ownership shares	(9,150,725)	-
Total stockholders' (deficit)/members' equity	(8,827,256)	5,163,497
Total liabilities and stockholders' (deficit)/members' equity	$ 13,418,957	$ 9,866,342

See notes to financial statements.

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Statements of Operations
Years Ended December 31, 2017 and 2016

	2017 (Audited)		2016 (Reviewed)
Revenue	$	19,234,987	$ 14,856,950
Less: excise taxes		196,314	161,782
Net revenue		19,038,673	14,695,168
Cost of sales		11,756,743	7,703,935
Gross profit		7,281,930	6,991,233
Selling, general and administrative expenses		8,112,263	4,332,044
(Loss) income from operations		(830,333)	2,659,189
Other (expense) income:			
Interest expense		(542,472)	(139,926)
Other income, net		220,889	171,598
Total other (expense) income		(321,583)	31,672
(Loss) income before provision for income taxes		(1,151,916)	2,690,861
Provision for income taxes (Note 6)		108,066	-
Net (loss) income	$	(1,259,982)	$ 2,690,861

See notes to financial statements.

4

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Statements of Changes in Stockholders' (Deficit)/Members' Equity
Years Ended December 31, 2017 and 2016

	Member Units Units	Member Units Amount	Class B Units	Class B Amount	Common Stock Shares	Common Stock Amount	Unearned ESOP Shares	Retained Earnings (Accumulated Deficit)	Total Equity (Deficit)
Balance, January 1, 2016	25	$ 1,250,000	27.5	$ -	-	$ -	$ -	$ 1,445,034	$ 2,695,034
Member distributions	-	-	-	-	-	-	-	(222,398)	(222,398)
Net income	-	-	-	-	-	-	-	2,690,861	2,690,861
Balance, December 31, 2016 (reviewed)	25	1,250,000	27.5	-	-	-	-	3,913,497	5,163,497
Member distributions	-	-	-	-	-	-	-	(3,630,468)	(3,630,468)
Net income attributable to LLC	-	-	-	-	-	-	-	220,039	220,039
Conversion from limited liability company to corporation (a)	(25)	(1,250,000)	(27.5)	-	1,000,020	1,753,068	-	(503,068)	-
Common stock share repurchase	-	-	-	-	(190,480)	(333,918)	-	(5,443,055)	(5,776,973)
Internal loan to the ESOP (Note 8)	-	-	-	-	190,480	5,776,973	(5,776,973)	-	-
Direct loan to the ESOP (Note 8)	-	-	-	-	-	-	(3,755,032)	-	(3,755,032)
Release of unearned ESOP shares	-	-	-	-	-	-	381,280	(52,666)	328,614
Stock compensation expense (Note 5)	-	-	-	-	-	103,088	-	-	103,088
Net loss attributable to corporation	-	-	-	-	-	-	-	(1,480,021)	(1,480,021)
Balance, December 31, 2017 (audited)	-	$ -	-	$ -	1,000,020	$ 7,299,211	$ (9,150,725)	$ (6,975,742)	$ (8,827,256)

(a) On May 1, 2017, the Company converted from a California limited liability company to a California C corporation; all membership units were converted to common stock.

See notes to financial statements.

5

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017 (Audited)	2016 (Reviewed)
Cash flows from operating activities:		
Net (loss) income	$ (1,259,982)	$ 2,690,861
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation	1,198,178	882,580
Bad debt expense	4,725	-
Loss on sale of property and equipment	34,782	45,050
Deferred rent	138,187	54,667
Stock compensation expense	103,088	-
Accretion to redemption value of related-party subordinated notes payable	104,823	-
Amortization of deferred financing costs	2,860	-
Deferred taxes	108,066	-
Changes in operating assets and liabilities:		
Accounts receivable	(258,234)	(566,534)
Inventory	(1,337,776)	(803,163)
Prepaid expenses and other current assets	(193,293)	(589,442)
Deposits	(57,367)	(39,932)
Accounts payable	588,700	665,906
Accrued expenses and other current liabilities	400,683	238,857
Deferred revenue	124,884	78,187
Net cash (used in) provided by operating activities	(297,676)	2,657,037
Cash flows from investing activities:		
Purchases of property and equipment	(4,152,639)	(2,232,013)
Proceeds from the sale of property and equipment	-	100,000
Net cash used in investing activities	(4,152,639)	(2,132,013)
Cash flows from financing activities:		
Principal payments on notes payable	(2,960,521)	(662,223)
Proceeds from issuance of notes payable	8,191,988	1,910,904
Principal payments on capital leases payable	(66,658)	(30,553)
Borrowings on the line of credit, net	1,000,000	-
Proceeds from issuance of related-party subordinated notes payable	10,292,627	-
Principal payments on subordinated related-party notes payable	(612,000)	-
Payment of deferred financing costs	(26,400)	-
Decrease in unearned compensation	328,614	-
Direct loan to the ESOP	(3,755,032)	-
Member distributions	(3,630,468)	(222,398)
Repurchase of common stock	(5,776,973)	-
Net cash provided by financing activities	2,985,177	995,730

(Continued)

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Statements of Cash Flows (Continued)
Years Ended December 31, 2017 and 2016

	2017 (Audited)	2016 (Reviewed)
(Decrease) increase in cash and cash equivalents	$ (1,465,138)	$ 1,520,754
Cash and cash equivalents, beginning of year	2,167,017	646,263
Cash and cash equivalents, end of year	$ 701,879	$ 2,167,017
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 364,847	$ 139,926
Cash paid for taxes	$ -	$ -
Supplemental schedule of noncash information:		
Assets acquired through capital leases	$ 256,129	$ 108,499
Sale of common stock and internal loan to the ESOP	$ 5,776,973	$ -

See notes to financial statements.

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Notes to Financial Statements

Note 1.   Nature of Organization and Summary of Significant Accounting Policies

Organization: Founded in 2012, Modern Times Drinks, Inc. (the Company or Modern Times) (formerly Modern Times, LLC), is an employee-owned craft brewery headquartered in San Diego, California. Modern Times operates production facilities, tasting rooms, restaurants and retail stores in Southern California and Portland, Oregon. Approximately 90 percent of the Company's revenue is generated from the sale of craft beer.

Effective May 1, 2017, the Company converted to a California C corporation from a limited liability company. All membership units were converted to common stock.

A summary of significant accounting policies is as follows:

Basis of presentation: The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of estimates: The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts and related disclosures of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions made by management are used for, but not limited to, assessing the collectability of accounts receivable, capitalized labor and overhead costs, useful lives, carrying values and recoverability of long-lived assets, restricted stock compensation expense, Employee Stock Ownership Plan (ESOP) compensation expense and inventory reserves. Actual results could vary from the estimates that were used.

Reclassification: Certain items in the December 31, 2016, financial statements and notes to the financial statements have been reclassified to be consistent with the presentation of the December 31, 2017, financial statements and related notes, with no impact on net income or members' equity.

Cash and cash equivalents: The Company maintains its cash accounts at various high credit quality financial institutions. Accounts at these banks are insured by the Federal Deposit Insurance Corporation. The Company's accounts at these institutions, at times, may exceed the federally insured limits. The Company has not experienced any losses in such accounts. The Company considers financial instruments with original maturities of 90 days or less to be cash equivalents. There were no cash equivalents at December 31, 2017 or 2016.

Accounts receivable: The Company sells and grants credit to customers throughout the United States. The Company performs ongoing credit evaluations of its customers who are mostly distributors and generally requires no collateral, and does not charge interest on past-due balances. Delinquent accounts are reviewed at year-end for uncollectability. There was no valuation allowance for uncollectable amounts as of December 31, 2017 or 2016, as management believes all accounts to be collectable.

Inventory: Inventories consist of raw materials, work in process, finished goods, merchandise and other supplies. Raw materials, which principally consist of hops, malts, other brewing materials and packaging, and coffee, are stated at the lower of cost (weighted average) or net realizable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor and manufacturing overhead.

Customer deposits: Upon shipment of beer, the Company collects a refundable deposit on kegs and pallets, which is included in current liabilities in the Company's balance sheets. Upon return of the kegs and pallets to the Company, the deposit is refunded to the customer.

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Notes to Financial Statements

Note 1.   Nature of Organization and Summary of Significant Accounting Policies (Continued)

Property and equipment: Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, as follows:

	Years
Machinery and equipment	5
Transportation equipment	5
Software	3

Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining lease term or the lives of the respective assets.

Maintenance and repairs are charged to expense as incurred. Expenditures that materially extend the remaining useful lives of assets are capitalized.

Costs incurred to build or refurbish property and equipment are capitalized as construction in progress; however, the Company does not begin incurring depreciation expense until a project is complete and the asset is placed in service.

Long-lived assets: For long-lived assets other than goodwill, the guidance on impairment or disposal of long-lived assets under Accounting Standards Codification (ASC) Topic 360, Property, Plant and Equipment, requires the evaluation for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets will be written down to the estimated fair value and such loss is recognized in income from continuing operations in the period in which the determination is made. Management has determined that no impairment of long-lived assets currently exists.

Deferred financing costs: Deferred financing costs represent the costs incurred to obtain financing. These costs are amortized to interest expense using the effective interest method over the contractual term of the loan. In accordance with Accounting Standards Update (ASU) 2015-03, *Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Cost,* deferred financing costs are presented in the accompanying balance sheets as a direct reduction from the carrying amount of the associated debt liabilities (see Note 3).

Revenue recognition: Revenue is recognized when evidence of an arrangement exists, the price to the buyer is fixed and determinable, provided collectability is reasonably assured, and the risks of ownership have passed to the customer, generally upon shipment or delivery of product. If the conditions for revenue recognition are not met, the Company defers the revenue until all conditions are met. As of December 31, 2017 and 2016, the Company deferred $354,848 and $229,964, respectively, in revenue related to fees collected for its membership program. Revenue will be recognized upon the delivery of these items in connection with the release and delivery of a number of special-release products, which is expected to occur through the end of the following year.

Excise taxes: The Company is responsible for compliance with the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department's (the TTB) regulations, which include making timely and accurate excise tax payments. The Company is subject to periodic compliance audits by the TTB.

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Notes to Financial Statements

Note 1.   Nature of Organization and Summary of Significant Accounting Policies (Continued)

Individual states also impose excise taxes on alcohol beverages in varying amounts. The Company calculates its excise tax expense based upon units produced and on its understanding of applicable excise tax laws.

Cost of sales: The following expenses are included in cost of sales: raw material costs; packaging costs; costs and income related to deposit activity; purchasing and receiving costs; manufacturing labor and overhead; brewing and processing costs; inspection costs relating to quality control; inbound freight charges; depreciation expense related to manufacturing equipment and leasehold improvements; and warehousing costs, which include rent, labor and overhead costs.

Shipping and handling costs: The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are generally recorded in cost of sales, while costs associated with outbound freight are generally recorded in selling, general and administrative expenses.

Advertising and promotion costs: In lieu of traditional advertising, the Company actively uses social media and participates in various community and nonprofit events. The Company expenses costs associated with these activities as incurred. Advertising and promotion expense was $3,062 and $3,509 for the years ended December 31, 2017 and 2016, respectively, and is included in selling, general and administrative expense.

Stock compensation expense: The Company recognizes compensation expense for restricted stock awards based on the estimated fair value and substance of the awards. Compensation expense for all restricted stock is straight-lined over the vesting period and is included in selling, general and administrative expense.

Income taxes: For the period January 1, 2017, through April 30, 2017, Modern Times, LLC was a pass-through entity; accordingly, the financial statements do not include a provision for federal or state income taxes because Modern Times, LLC did not incur federal income taxes. Instead, its earnings and losses for federal income tax purposes pass through to the members of the Company. On May 1, 2017, Modern Times, LLC converted to a C corporation via a Section 351 transaction. From May 1, 2017, through December 31, 2017, the Company has prepared a provision for federal and state incomes taxes.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The tax years 2013 to 2017 remain open to examination by federal and state taxing authorities.

In November 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-17, *Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes*, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The ASU is effective for private entities for annual periods in fiscal years beginning after December 15, 2017, and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company determined to early adopt this ASU as of December 31, 2016, and it did not have a significant impact the balance sheets.

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Notes to Financial Statements

Note 1.   Nature of Organization and Summary of Significant Accounting Policies (Continued)

Balance sheet details:

Inventory: Inventory consists of the following at December 31:

		2017		2016
Raw materials	$	821,453	$	514,538
Work in process		801,995		329,927
Finished goods		526,877		300,386
Other		472,354		140,052
	$	2,622,679	$	1,284,903

Property and equipment: The following is a summary of property and equipment at December 31:

		2017		2016
Machinery and equipment	$	5,853,490	$	4,466,542
Leasehold improvements		1,506,524		1,338,550
Transportation equipment		451,658		208,751
Software		340,798		-
		8,152,470		6,013,843
Less accumulated depreciation and amortization		(2,808,658)		(1,565,643)
		5,343,812		4,448,200
Construction in progress		2,459,458		179,262
	$	7,803,270	$	4,627,462

At December 31, 2017 and 2016, the Company had $476,496 and $220,367, respectively, in property and equipment held under capital leases. Accumulated depreciation includes $97,351 and $52,019 of amortization under capital leases as of December 31, 2017 and 2016, respectively.

Accrued expenses and other current liabilities: Accrued expenses and other current liabilities consist of the following at December 31:

		2017		2016
Keg deposits payable	$	295,547	$	289,410
Credit cards payable		265,873		42,757
Compensation payable		209,806		100,704
Interest payable		72,802		-
Other payables		42,986		6,430
Sales tax payable		42,682		89,712
	$	929,696	$	529,013

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Notes to Financial Statements

Note 1.   Nature of Organization and Summary of Significant Accounting Policies (Continued)

Recent accounting pronouncements: In May 2017, the FASB issued ASU 2017-09, *Compensation— Stock Compensation (Topic 718): Scope of Modification Accounting,* to provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in ASC 718. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, and should be applied prospectively to an award modified on or after the adoption date. Early adoption is permitted, including adoption in an interim period. The adoption of ASU 2017-09 is not expected to have a material impact on the financial statements.

In December 2016, the FASB issued ASU 2016-20, *Technical Corrections and Improvements to Topic 606: Revenue From Contracts With Customers.* The amendments in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09, *Revenue From Contracts With Customers,* which requires that a company recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which the company expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2018, using either of two methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period, with the option to elect certain practical expedients, or (ii) a modified retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Company plans to elect the modified retrospective approach for implementation of the standard and is currently evaluating the impact of the adoption on its financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.* ASU 2016-15 provides guidance on how certain cash receipts and cash payments should be presented and classified in the statement of cash flows, with the objective of reducing existing diversity in practice with respect to these items. ASU 2016-15 is effective for annual periods, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted. ASU 2016-15 requires a retrospective transition method. However, if it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The adoption of ASU 2016-15 is not expected to have a material impact on the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842).* The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the effect of the new standard on its financial statements.

In July 2015, the FASB issued ASU 2015-11, *Inventory (Topic 330): Simplifying the Measurement of Inventory.* The amendments in the ASU require entities that measure inventory using the first-in, first-out or average cost methods to measure inventory at the lower of cost and net realizable value. Net realizable value is defined as estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation. The Company adopted ASU 2015-11 during the year ended December 31, 2017, and the ASU did not have a significant impact on its financial statements.

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Notes to Financial Statements

Note 2.   Line of Credit

Current credit agreement: During June 2017, the Company entered into a new credit agreement with a commercial bank that provides a line of credit with maximum borrowings of $1,000,000. Debt under this agreement contains a personal limited guarantee by the majority stockholder and is collateralized by all assets of the Company. The outstanding balance under the line of credit bears interest at LIBOR plus 2.5 percent or Prime plus 0.25 percent (4.5 percent at December 31, 2017). The line of credit is due on June 15, 2019, and had an outstanding balance of $1,000,000 as of December 31, 2017, with no available borrowing balance. The agreement includes a 0.25 percent unused fee, assessed quarterly, on the unused balance of the line of credit. In addition, the Company had availability of $1,000,000 in letters of credit at December 31, 2017. The credit agreement contains certain restrictive covenants, including minimum fixed-charge coverage ratios, maximum senior debt to EBITDA ratios, and financial performance and reporting requirements.

Previous credit agreement: During April 2015, the Company entered into a credit agreement with a commercial bank that provided a line of credit with maximum borrowings of $200,000. Debt under this agreement was personally guaranteed by the majority member. In September 2016, the Company amended the original agreement to increase the maximum borrowings to $400,000. The outstanding balance under the line of credit bore interest at 5.25 percent. The line of credit was due on April 1, 2017, and had an outstanding balance of $0 as of December 31, 2016, with an available borrowing balance of $400,000. The credit agreement contained certain restrictive covenants, including minimum debt to equity and fixed-charge coverage ratios, and financial performance and reporting requirements. This line of credit was not renewed.

Note 3.   Notes Payable

Current notes payable agreements: The Company has various equipment notes payable with several financial institutions. The notes bear interest at fixed rates ranging from 8 percent to 22 percent, are due at various dates throughout 2017 and 2018, are collateralized by the underlying equipment, and have an outstanding balance of $17,553 and $130,169 as of December 31, 2017 and 2016, respectively.

In October 2016, the Company entered a note payable agreement with a financial institution, borrowing $188,952, with an annual interest rate of 6.75 percent. The outstanding balance under this agreement was $93,396 and $171,732 as of December 31, 2017 and 2016, respectively, and is due in 2019.

In June 2017, the Company entered into two notes payable agreements with its senior lender that both mature in June 2022. The first agreement is a special advance facility in an amount of up to $10,000,000, where each draw converts to a term note. As of December 31, 2017, the outstanding balance on the term loan was $4,971,672 with an available borrowing balance of $5,028,328. The term note bears interest at LIBOR plus 2.50 percent (4.01 percent at December 31, 2017). The payment terms are interest-only payments for two years from origination date then converting to an 8-year straight-line amortization with equal principal payments and a balloon payment on the maturity date. The agreement includes a 0.25 percent unused fee, assessed quarterly, on the unused balance of the special advance facility.

The second agreement is a note payable of $3,200,000, the proceeds of which were used to finance an internal loan to the Company's ESOP. As of December 31, 2017, the outstanding balance on this note was $2,971,429. This note bears interest at LIBOR plus 2.50 percent (3.86 percent at December 31, 2017). The payment terms are monthly principal and interest payments amortized straight-line over a seven-year period and a balloon payment on the maturity date. The note includes an excess cash flow recapture where additional annual payments are due in addition to scheduled amortization equal to 50 percent of excess cash flow payable 90 days after each fiscal year end to be applied to the amounts outstanding under the note until maturity or repayment in full. Excess cash flow is determined based on EBITDA less capital expenditures, income taxes, interest expense and scheduled loan payments.

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Notes to Financial Statements

Note 3. Notes Payable (Continued)

Debt under these agreements contain a personal limited guarantee by the majority stockholder and is collateralized by all assets of the Company. The agreements contain certain restrictive covenants, including minimum fixed-charge coverage ratios, maximum senior debt to EBITDA ratios, and financial performance and reporting requirements.

Previous notes payable agreements: During various dates in 2015 and 2016, the Company entered into six notes payable agreements with a financial institution, borrowing $3,028,550, with annual interest rates ranging between 5.25 percent and 6.75 percent, due at various dates throughout 2017 and 2023. Debt under these agreements was personally guaranteed by the majority member and collateralized by all inventory and equipment of the Company. The outstanding balance under these agreements was $2,520,681 as of December 31, 2016. The note agreements contained certain restrictive covenants, including minimum debt to equity and fixed-charge coverage ratios, and financial performance and reporting requirements. In June 2017, the Company paid off all notes payable with this financial institution.

The following is a schedule of the future minimum principal payments required under the notes payable as of December 31, 2017 (audited):

	Notes Payable	Deferred Financing Costs	Total
Years ending December 31:			
2018	$ 560,500	$ (5,280)	$ 555,220
2019	1,193,902	(5,280)	1,188,622
2020	1,707,143	(5,280)	1,701,863
2021	1,707,143	(5,280)	1,701,863
2022	2,885,362	(2,420)	2,882,942
	$ 8,054,050	$ (23,540)	$ 8,030,510

Note 4. Transactions With Related Parties

Related-party subordinated notes payable: In April 2017, the Company borrowed $612,000 from the majority stockholder set to mature in October 2017. The loan bore interest at 13 percent annually, and principal and any accrued but unpaid interest were payable on demand at any time after the maturity date. The Company's obligations under this note were subordinated to the Company's obligations to the senior lender. The Company paid off this note in June 2017 with no prepayment penalty.

In April and June of 2017, the Company entered into 26 separate subordinated promissory note agreements with the current stockholders or selling stockholders of the Company as means of financing and selling stock in conjunction with the ESOP transaction (Note 8). The Company classified the promissory notes into two financing notes, Senior Subordinated Notes Payable and Junior Subordinated Notes Payable.

The Senior Subordinated Notes Payable consists of 13 separate agreements totaling $2,261,819 to eight stockholders who retained common stock ownership subsequent to the ESOP transaction and five stockholders who sold ownership as a part of the ESOP transaction. The notes mature in April 2024 and principal payments are subordinated to the Company's term loan. Quarterly payments of interest at 4 percent per annum commenced in June 2017. At December 31, 2017, the Senior Subordinated Notes Payable had an outstanding balance of $2,261,819.

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Notes to Financial Statements

Note 4. Transactions With Related Parties (Continued)

The Junior Subordinated Notes Payable consists of 13 separate agreements totaling $6,582,006 to eight stockholders who retained common stock ownership subsequent to the ESOP transaction and five stockholders who sold ownership as a part of the ESOP transaction. The notes mature in June 2027 and principal payments are subordinated to the Company's senior note payable and Senior Subordinated Debt. Interest accrues at 6 percent per annum, which includes 3 percent of interest that is payable in kind commencing in September 2017. At December 31, 2017, the Junior Subordinated Notes Payable had an outstanding balance of $6,686,829.

In December 2017, the Company entered into three subordinated promissory note agreements with employee restricted stock award recipients in the amount of $836,802 that mature in December 2018. As of December 31, 2017, the outstanding balance on the three notes was $836,802. The notes bear interest at 13 percent annually, which is payable in kind. The payment terms are principal and any accrued but unpaid interest are due on demand at any time after the maturity date. The Company's obligations under these notes are subordinated to the Company's obligations to the senior lender.

The following is a schedule of the future minimum principal payments required under the related-party subordinated notes payable as of December 31, 2017:

Years ending December 31:		
2018	$	836,802
2019		-
2020		-
2021		329,100
2022		1,223,655
Thereafter		7,395,893
	$	9,785,450

Note 5. Stockholders' (Deficit)/Members' Equity

As of December 31, 2016, the Company was authorized to issue an aggregate of 55 Membership Interests, or any class or series as determined by the Managing Member. As of December 31, 2016, the Company maintained two classes of Membership Interest, defined as Class A and Class B units.

Effective May 1, 2017, the Company converted to a corporation from a limited liability company. In conjunction with the conversion, all membership interests were converted to 1,000,020 shares of common stock with similar rights and preferences.

Common stock: As of December 31, 2017, common stock, at $0 par value per share, had 3,000,000 shares authorized, 1,047,640 shares issued, and 1,000,020 shares outstanding. On June 21, 2017, in conjunction with the ESOP transactions (see Note 8), 190,480 shares were repurchased from stockholders for $5,776,973 and retired by the Company. The Company then sold 190,480 shares to the ESOP for $5,776,973. The Company is authorized to issue only one class of shares of stock.

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Notes to Financial Statements

Note 5.   Stockholders' (Deficit)/Members' Equity (Continued)

Equity incentive plan: During 2017, the Company's Board of Directors instated an equity incentive plan to grant up to 150,000 shares of restricted stock to employees, officers, directors, consultants or advisors of the Company, with shares that have a four-year cliff-vesting term. If employment termination occurs prior to vesting date, all shares are forfeited. During the year ended December 31, 2017, the Company issued 47,620 shares of restricted stock under this plan. Estimated fair value of the underlying awards were $17.56 per share for a total value of $836,154. The fair value of the stock is being amortized and charged to compensation expense over the vesting period. Total stock compensation expense related to restricted stock was $103,088 for the year ended December 31, 2017.

The following table summarizes the Company's unvested restricted stock activity during the years ended December 31:

Unvested Restricted Stock	Shares		Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2016	-	$	-
Granted	47,620		17.56
Vested	-		-
Unvested at December 31, 2017	47,620	$	17.56

Note 6.   Provision for Income Taxes

Components of the provision for income taxes were as follows at December 31:

Current:		
Federal	$	-
State		-
		-
Deferred:		
Federal		78,874
State		29,192
		108,066
	$	108,066

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Notes to Financial Statements

Note 6.   Provision for Income Taxes (Continued)

Significant components of the Company's deferred taxes were as follows at December 31, 2017

Deferred tax assets:		
Net operating loss carry forwards	$	599,372
Other		193,172
Total deferred tax assets		792,544
Valuation allowance		-
Net deferred tax assets		792,544
Deferred tax liabilities:		
Accelerated depreciation		(693,620)
Other		(206,990)
Total deferred tax liabilities		(900,610)
Net deferred tax liabilities	$	(108,066)

Deferred taxes are provided using the asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences, and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company applies the accounting standard on accounting for uncertainty in incomes taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act tax reform legislation. This legislation makes significant change to U.S. tax law, including a reduction in the corporate tax rates, changes to net operating loss carryforwards and carrybacks, and a repeal of the corporate alternative minimum tax. The legislation reduced the U.S. corporate tax rate from the current rate of 35 percent to 21 percent.

As a result of the enacted law, the Company was required to revalue deferred tax assets and liabilities at the enacted rate. This revaluation resulted in a benefit of $48,827 to provision for income taxes and a corresponding increase to deferred tax assets. The other provisions of the Tax Cuts and Jobs Act did not have a material impact on the financial statements.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not accrue interest or penalties associated with any unrecognized tax benefits, nor was any interest expense or penalty recognized during the year.

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Notes to Financial Statements

Note 7.   Employee Savings and Profit Sharing Plan

The Company has a qualified 401(k) employee savings and profit sharing plan for the benefit of its employees. Employees who have completed at least one month of service are eligible to participate in the plan. Under the plan, employees can contribute and defer taxes on compensation contributed. The Company also has the option to make a profit sharing contribution to the plan. Company contributions to the plan for the years ended December 31, 2017 and 2016, were approximately $110,000 and $72,000, respectively.

Note 8.   Employee Stock Ownership Plan

The Company sponsors an ESOP whereby employees become eligible for certain retirement benefits based on the Company's annual contributions. The plan began on June 21, 2017, with an effective date of January 1, 2017. On June 21, 2017, the Company's ESOP entered into an agreement whereby it would acquire 314,292 shares from both the Company and stockholders directly, which represents approximately 30 percent ownership of the Company. The Company sold 190,480 shares of common stock to the ESOP for $5,776,973. In addition, the Company loaned to the ESOP $3,755,032 to enable the ESOP to purchase 123,812 shares directly from stockholders. The notes to the Company are secured by the unallocated shares of common stock, and are due in total annual principal installments of approximately $522,000 including interest at 2.68 percent through 2041. Unearned ESOP shares are reduced as shares are released from collateral and allocated to participant accounts.

All employees that were employed by the Company on or before June 21, 2017, became immediately eligible to participate in the plan. If employed after June 21, 2017, employees must be age 21 or older and complete a minimum of one year of service or 1,000 hours, be employed on the last day of the plan year and retain employment by the Company in a qualified job title to be an eligible ESOP participant, as defined by the plan.

Contributions to the ESOP are at the discretion of the Board of Directors, although the Company has an obligation to make a cash contribution when ESOP debt exists. As of each December 31 (the last day of the plan year), shares are released for allocation to the accounts of eligible participants during the plan year. Each plan year, for the duration of the acquisition loan, the number of financed shares to be released from the suspense account for allocation to participants' Company stock accounts is the ratio of the current plan year payments of principal and interest to the total current and future payments of principal and interest over the remaining acquisition loan repayment periods.

The Company accounts for the ESOP in accordance with ASC 718-40, Employee Stock Ownership Plans. Under this guidance, the Company recorded ESOP compensation expense of $328,614 for the year ended December 31, 2017, resulting from the average of the per-share value at the initial transaction price and the estimated per-share value at December 31, 2017, times the number of shares committed for release during the year. Actual contributions to the ESOP totaled approximately $522,000 and $0 during the years ended December 31, 2017 and 2016, respectively.

The ESOP will distribute retirement benefits to participants in the form of the Company stock, or in cash if participants so elect. Distributions of Company stock must be accompanied by a put option, whereby participants may elect to put such shares to the Company in exchange for cash. In the event Company stock is distributed and so repurchased, the Company is obligated to repurchase such shares a price that is determined as of the most recent preceding valuation date or the next future valuation date if closer. During 2017 and 2016, no shares were distributed by the ESOP or repurchased by the Company

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Notes to Financial Statements

Note 8.   Employee Stock Ownership Plan (Continued)

Shares held by the ESOP as of December 31, 2017, and the estimated fair values of the shares are as follows:

Allocated shares	-
Shares released for allocation	12,572
Unreleased shares	301,720
	314,292
Fair value of allocated shares	$ 275,948
Fair value of unallocated shares	$ 6,622,761

Note 9.   Commitments and Contingencies

The Company is party to various purchase agreements with its suppliers of hops, coffee and malt products. The agreements expire at various future dates; however, the Company has the right to cancel contracts with no penalty at any point in time.

Capital leases: The Company leases equipment and vehicles under capital leases that mature at various dates through November 2022. The leases have imputed interest rates ranging from 4.29 percent and 8.77 percent per annum.

The following is a schedule of the future minimum payments required under the capital leases, together with their present value as of December 31, 2017:

Years ending December 31:		
2018	$	108,080
2019		106,514
2020		99,555
2021		75,880
2022		33,636
Total minimum lease payments		423,665
Less amount representing interest		65,071
Present value of net minimum lease payments		358,594
Less current portion of capital leases		89,823
Capital leases, less current portion	$	268,771

Modern Times Drinks, Inc. (Formerly Modern Times, LLC)

Notes to Financial Statements

Note 9.   Commitments and Contingencies (Continued)

Operating leases: The Company leases certain production, office and warehouse facilities and related equipment under noncancelable operating lease agreements that expire on various dates through 2029. Some of these lease agreements require the Company to pay taxes, maintenance, insurance and other occupancy expenses, and contain escalation clauses and renewal options. Total rent expense for the year ended December 31 was as follows:

	2017 (Audited)		2016 (Reviewed)	
Facility rent	$	687,341	$	512,201
Kegs		601,547		360,792
Equipment		97,550		69,419
	$	1,386,438	$	942,412

The following is a schedule of future minimum rental payments required under the operating lease agreements:

Years ending December 31:		
2018	$	1,786,328
2019		2,257,711
2020		2,461,214
2021		2,480,999
2022		2,546,903
Thereafter		9,812,032
	$	21,345,187

Note 10.   Concentrations

Major customers: The Company had revenues from one distributor that represents 46 percent of net revenues, totaling $6,832,577 for the year ended December 31, 2016. Amounts due from this customer represented $464,388, or 46 percent, of the Company's accounts receivable balance as of December 31, 2016.

The Company had revenues from one distributor that represents 35 percent of net revenues, totaling $6,552,035 for the year ended December 31, 2017. Amounts due from this customer represented $637,042, or 56 percent, of the Company's accounts receivable balance as of December 31, 2017.

Note 11.   Subsequent Events

The Company has evaluated subsequent events through May 8, 2018, which is the date the Company's financial statements were available to be issued. There are no subsequent events for disclosure